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Exhibit 3.3


The undersigned, being all of the duly elected and incumbent Directors of Intermet Corporation (the "Corporation"), hereby take the following action by unanimous written consent in lieu of a meeting pursuant to Article III, Section 7 of the By-laws of the Corporation and Section 14-2-821 of the Georgia Business Corporation Code:

                RESOLVED, that the first sentence of Article III, Section 2 of the By-laws of the Corporation be, and hereby is, amended to read as follows:

                "Section 2. Number, Election and Term. The number of directors which shall constitute the whole board shall be eight (8)."




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